FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2015

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. 2.	Form 6-K dated October 1, 2015 News Release dated October 1, 2015

ICICI Bank Ltd. CIN:L65190GJ1994PLC021012 ICICI Bank Towers Bandra-Kurla Complex Bandra (E) Mumbai-400051.

News Release	October 1, 2015
For Immediate Publication

Reduction in Base Rate

ICICI Bank has announced a reduction of 0.35% in the ICICI Bank Base Rate (“I-Base”) with effect from October 5, 2015. The revised rate will be 9.35% p.a. as against 9.70% p.a. at present. With effect from July 1, 2010, interest rates on new loans and advances, including consumer loans, are determined with reference to I-Base.

Customers can call the ICICI Bank 24 hour customer care help line or log on to the website (www.icicibank.com) for more details.

About ICICI Bank Ltd: ICICI Bank Ltd (NYSE:IBN) is India's largest private sector bank with consolidated total assets of US $ 132.17 billion at March 31, 2015. ICICI Bank's subsidiaries include India's leading private sector insurance companies and among its largest securities brokerage firms, mutual funds and private equity firms. ICICI Bank's presence currently spans 17 countries, including India.

Except for the historical information contained herein, statements in this release, which contain words or phrases such as 'will', 'would', etc., and similar expressions or variations of such expressions may constitute 'forward looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to obtain statutory and regulatory approvals and to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cashflow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof. All reference to interest rates, penalties and other terms and conditions for any products and services described herein are correct as of the date of the release of this document and are subject to change without notice. The information in this document reflects prevailing conditions and our views as of this date, all of which is expressed without any responsibility on our part and is subject to change. In preparing this document, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information available from public sources. ICICI Bank and the "I man" logo are the trademarks and property of ICICI Bank. Any reference to the time of delivery or other service levels is only indicative and should not be construed to refer to any commitment by us. The information contained in this document is directed to and for the use of the addressee only and is for the purpose of general circulation only.

For Media Queries:

corporate.communications@icicibank.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: October 1, 2015	By:	/s/ Shanthi Venkatesan
		Name :	Ms. Shanthi Venkatesan
		Title :	Deputy General Manager